

April 29, 2011

Mr. Roger A. Cregg
Chief Financial Officer
PULTEGROUP, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304

> **Re: PULTEGROUP, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 10, 2011**
> **File No. 1-09804**

Dear Mr. Cregg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Business - Homebuilding Operations

Selected Financial Data

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.   We note you disclose certain operating data for your total homebuilding operations but not for each reportable homebuilding segment. Please revise future annual and quarterly filings to disclose all operating data for each reportable homebuilding segment. At a

Mr. Roger A. Cregg
PULTEGROUP, Inc
April 29, 2010
Page 2

minimum, please revise future filings to disclose, for each reportable homebuilding segment and each period presented: average unit selling prices; backlogs in dollars; net new orders in dollars; and lots owned and controlled by inventory category in units. Also, in light of the current environment and the potential importance of trends, it appears to us that you should revise future filings to disclose and discuss settlements and net new orders for each reportable homebuilding segment on a quarterly basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Homebuilding Operations, page 24

2.   To the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimates when determining such valuation adjustments, please revise future annual and quarterly filings to provide investors with a discussion and analysis of the favorable impact to gross profits, including the corresponding amount. Please refer to Items 303(A)(3)(i) and (ii) of Regulation S-K for guidance.

Contractual Obligations and Commercial Commitments, page 37

3.   We note that below your table of contractual obligations you disclose the number homesites and the dollar amount of non-refundable deposits related to land option contracts. Please revise future filings to also disclose the total purchase price, as well as the time periods during which such amounts would be required to be paid, if you elected to pursue the land option contracts.

Financial Statements

Note 6 – Segment Information, page 69

4.   We note you have further aggregated your homebuilding reportable segments from six to four in 2010. Please tell us the determinative factors and changes in your operations that occurred during 2010 and support your current aggregation conclusions.

Note 16 – Commitments and Contingencies

Loan origination liabilities, page 87

5.   We note your disclosure that your reserves for loan losses increased substantially in 2009. Please tell us and expand your disclosure in future filings to clearly describe the significant assumptions you used to estimate the related liability each period. Also, please tell us and expand your disclosure in future filings to quantify the total amount of loans you may be obligated to repurchase or reimburse investors for losses.

Self-Insured Risks, page 89

6.   We note your disclosure that your reserves for insurance claims increased substantially in 2010. It appears you have experienced an increase in newly reported claims including certain large claims. Please tell us and expand your disclosure in future filings to clearly describe the nature of these claims and the significant assumptions you used to estimate the related liability each period. To the extent appropriate, please refer to the Interpretive Responses to Questions 2 and 3 of SAB Topic 5:Y and provide all the disclosures contemplated by that guidance.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis
Market Comparisons, page 32

7.   You disclose that the committee uses a guideline range of the 50th to 75th percentile of market data to establish target compensation levels. With a view toward future disclosure, please tell us where each element of actual compensation fell relative to the guideline range.

Long-Term Incentive Compensation, page 36

2009-2011 and 2008-2010 LTI Programs

8.   On page 37, you disclose that a portion of the awards under the 2009-2011 and 2008-2010 LTI programs were based on the attainment of individual performance goals. Additionally, in the footnotes to the table on page 39, you discuss individual performance goals for each named executive officer. With a view toward future disclosure, to the extent that individual performance goals are quantifiable, please tell us what the performance goals were as well as the extent to which those goals were met. Further, please provide similar disclosure for the pre-determined objectives you reference in the second paragraph under "Equity Grants" on page 40. To the extent you believe that disclosure of the relevant goals is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K,

Mr. Roger A. Cregg
PULTEGROUP, Inc
April 29, 2010
Page 4

      please provide a supplemental analysis supporting your conclusion. Please also note that to the extent you have an appropriate basis for omitting specific goals, you must discuss how difficult or how likely it would be for the named executive officers to achieve the undisclosed goals. Refer to Instruction 4 to Item 402(b) of Regulation S-K.

Closing Comments

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749, Craig Slivka at (202) 551-3729 or me at (202) 551-3768 with any other questions.

         Sincerely,

         W. John Cash
         Branch Chief